UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

REATA PHARMACEUTICALS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

75615P 103

(CUSIP Number)

WILLIAM E. ROSE

C/O CARDINAL INVESTMENT COMPANY, INC.

3963 MAPLE AVENUE, SUITE 200

DALLAS, TEXAS 75219

(214) 871-6809

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS William E. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 172,559(a)
	8	SHARED VOTING POWER 993,227(b)(c)(d)
	9	SOLE DISPOSITIVE POWER 172,559(a)
	10	SHARED DISPOSITIVE POWER 993,227(b)(c)(d)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,207,181(a)(b)(c)(d)(e)(f)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(a)

Includes (i) 11,618 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”) of Reata Pharmaceuticals, Inc. (“Reata”); (ii) 129,308 shares of Class B common stock, par value $0.001 per share (“Class B Common Stock”) of Reata, and (iii) 31,633 shares of Class B Common Stock issuable pursuant to stock options exercisable within 60 days of the date hereof, which Class B Common Stock may be converted at any time into Class A Common Stock, each held directly by William E. Rose (“Mr. Rose”) over which he exercises sole voting and dispositive power.

(b)

Includes 180,909 shares of Class A Common Stock which Mr. Rose may be deemed to beneficially own through Montrose Investments I, L.P. (“Montrose L.P.”) as the sole member and sole manager of Montrose Investments GP, LLC (“Montrose GP”).

(c)

Includes (i) 20 shares of Class A Common Stock and (ii) 215 shares of Class B Common Stock held by the Charles Henry Rose 2001 Trust over which Mr. Rose is co-trustee and over which he may be deemed to have shared voting and dispositive power with Catherine Marcus.

(d)

Includes (i) 45 shares of Class A Common Stock and (ii) 492 shares of Class B Common Stock held by the John William Rose 2002 Trust over which Mr. Rose is co-trustee and over which he may be deemed to have shared voting and dispositive power with Catherine Marcus.

(e)

Includes (i) 7,886 shares of Class A Common Stock and (ii) 87,776 shares of Class B Common Stock held by the Evelyn P. Rose Fidelity SEP IRA (“Rose IRA”), which Mr. Rose may be deemed to beneficially own as a member of a stockholder group which includes Evelyn P. Rose (“Mrs. Rose”).

(f)

Includes (i) 879,281 shares of Class A Common Stock and (ii) 1,877,998 shares of Class B Common Stock held by the Evelyn Potter Rose Survivor’s Trust (the “Survivor’s Trust”), which Mr. Rose may be deemed to beneficially own as a member of a stockholder group which includes the Survivor’s Trust.

1	NAMES OF REPORTING PERSONS Evelyn P. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,852,941(a)(b)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,852,941(a)(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,852,941(a)(b)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	Includes (i) 7,886 shares of Class A Common Stock and (ii) 87,776 shares of Class B Common Stock held by the Rose IRA for the benefit of Mrs. Rose.
(b)

Includes (i) 879,281 shares of Class A Common Stock and (ii) 1,877,998 of Class B Common Stock held directly by the Survivor’s Trust for which Mrs. Rose and Charles E. Gale (“Mr. Gale”) serve as co- trustees and over which Mrs. Rose and Mr. Gale may be deemed to have shared voting and dispositive power.

1	NAMES OF REPORTING PERSONS Evelyn P. Rose Fidelity SEP IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,662(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,662(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,662(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	Includes (i) 7,886 shares of Class A Common Stock and (ii) 87,776 of Class B Common Stock held directly by the Rose IRA.

1	NAMES OF REPORTING PERSONS Evelyn Potter Rose Survivor’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,757,279(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,757,279(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,757,279(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	Includes (i) 879,281 shares of Class A Common Stock and (ii) 1,877,998 of Class B Common Stock held directly by the Survivor’s Trust, for which Mrs. Rose and Mr. Gale serve as co-trustees.

1	NAMES OF REPORTING PERSONS Charles Henry Rose 2001 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 235(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 235(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.001%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a)

Includes (i) 20 shares of Class A Common Stock and (ii) 215 shares of Class B Common Stock held by the Charles Henry Rose 2001 Trust over which Mr. Rose is co-trustee and over which he may be deemed to have shared voting and dispositive power with Catherine Marcus.

1	NAMES OF REPORTING PERSONS John William Rose 2002 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 537(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 537(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.002%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a)

Includes (i) 45 shares of Class A Common Stock and (ii) 492 shares of Class B Common Stock held by the John William Rose 2002 Trust over which Mr. Rose is co-trustee and over which he may be deemed to have shared voting and dispositive powers with Catherine Marcus.

1	NAMES OF REPORTING PERSONS Charles E. Gale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,386(a)
	8	SHARED VOTING POWER 2,757,621(b)(c)
	9	SOLE DISPOSITIVE POWER 26,386(a)
	10	SHARED DISPOSITIVE POWER 2,757,621(b)(c)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,784,007(a)(b)(c)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	Includes 26,386 shares of Class A Common Stock held directly by Mr. Gale over which he exercises sole voting and dispositive power.
(b)

Includes (i) 879,281 shares of Class A Common Stock and (ii) 1,877,998 shares of Class B Common Stock held by the Survivor’s Trust, for which Mrs. Rose and Mr. Gale serve as co- trustees and over which Mr. Gale may be deemed to have shared voting and dispositive power.

(c)	Includes (i) 29 shares of Class A Common Stock and (ii) 313 shares of Class B Common Stock held by the Charles E. Gale Fidelity Rollover IRA (“Gale IRA”) for the benefit of Mr. Gale.

1	NAMES OF REPORTING PERSONS Charles E. Gale Fidelity Rollover IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 342(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 342(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.001%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	Includes (i) 29 shares of Class A Common Stock and (ii) 313 shares of Class B Common Stock held in the Gale IRA for the benefit of Mr. Gale.

1	NAMES OF REPORTING PERSONS Montrose Investments I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,909(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 180,909(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,909(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	Includes 180,909 shares of Class A Common Stock directly held by Montrose LP.

1	NAMES OF REPORTING PERSONS Montrose Investments GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,909(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 180,909(a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,909(a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	Includes 180,909 shares of Class A Common Stock held by Montrose LP, which Montrose GP is deemed to beneficially own as the general partner of Montrose LP.

This Amendment No. 10 to Schedule 13D (this “Amendment”) relates to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Reata Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and amends and supplements the statement on Schedule 13D originally filed by Mr. Rose on June 6, 2016, as amended by that certain Amendment No. 1 to Schedule 13D filed on August 19, 2016, as amended by that certain Amendment No. 2 to Schedule 13D filed on December 7, 2016, as amended by that certain Amendment No. 3 to Schedule 13D filed on January 3, 2017, as amended by that certain Amendment No. 4 to Schedule 13D filed on March 3, 2017, as amended by that certain Amendment No. 5 to Schedule 13D filed on July 12, 2017, as amended by that certain Amendment No. 6 to Schedule 13D filed on August 2, 2017, as amended by that certain Amendment No. 7 to Schedule 13D filed on December 8, 2017, as amended by that certain Amendment No. 8 to Schedule 13D filed on July 31, 2018, as amended by that certain Amendment No. 9 to Schedule 13D filed on November 14, 2018 (as amended, the “Prior Schedule 13D”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Prior Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Prior Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

As of November 18, 2019, certain stock options previously granted to Mr. Rose pursuant to the Issuer’s Amended and Restated 2007 Long Term Incentive Plan (the “2007 LTIP”) representing, upon their exercise, the right to acquire a total of 31,633 shares of Class B Common Stock, are exercisable within 60 days of the date hereof. These stock options were granted to Mr. Rose, in connection with his service on the Board of Directors of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

On November 18, 2019, the Issuer reported that it had closed the sale of a total of 2,760,000 shares of its Class A Common Stock pursuant to an underwriting agreement, resulting in a total of 27,525,410 shares of Class A Common Stock issued and outstanding. As a result of that closing, the percentage ownership of the Class A Common Stock beneficially owned by certain of the Reporting Persons has decreased by an amount equal to or greater than 1%.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

Item 5 of the Prior Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 2, Item 3 and Item 6 is hereby incorporated by reference in its entirety.

(a) (1) Mr. Rose may be deemed to beneficially own 3,207,181 shares of Class A Common Stock, representing approximately 10.8% of the outstanding shares of Class A Common Stock.

(2)	The Survivor’s Trust may be deemed to beneficially own 2,757,279 shares of Class A Common Stock, representing approximately 9.4% of the outstanding shares of Class A Common Stock.

(3)	Mrs. Rose may be deemed to beneficially own 2,852,941 shares of Class A Common Stock, representing approximately 9.7% of the outstanding shares of Class A Common Stock.

(4)	The Rose IRA may be deemed to beneficially own 95,662 shares of Class A Common Stock, representing approximately 0.3% of the outstanding shares of Class A Common Stock.

(5)	The 2001 Trust may be deemed to beneficially own 235 shares of Class A Common Stock, representing approximately 0.001% of the outstanding shares of Class A Common Stock.

(6)	The 2002 Trust may be deemed to beneficially own 537 shares of Class A Common Stock, representing approximately 0.002% of the outstanding shares of Class A Common Stock.

(7)	Mr. Gale may be deemed to beneficially own 2,784,007 shares of Class A Common Stock, representing approximately 9.5% of the outstanding shares of Class A Common Stock.

(8)	The Gale IRA may be deemed to beneficially own 342 shares of Class A Common Stock, representing approximately 0.001% of the outstanding shares of Class A Common Stock.

(9)	Montrose LP may be deemed to beneficially own 180,909 shares of Class A Common Stock, representing approximately 0.7% of the outstanding shares of Class A Common Stock.

(10)	Montrose GP may be deemed to beneficially own 180,909 share of Class A Common Stock, representing approximately 0.7% of the outstanding shares of Class A Common Stock.

(b) (1) Mr. Rose may be deemed to have sole voting power with respect to 172,559 shares of common stock (comprised of 11,618 shares of Class A Common Stock and 129,308 shares of Class B Common Stock and 31,633 shares of Class B common stock issuable pursuant to stock options exercisable within 60 days of the date hereof), shared voting power with respect to 993,227 shares of common stock (comprised of 992,520 shares of Class A Common Stock and 707 shares of Class B Common Stock), sole dispositive power with respect to 172,559 shares of common stock (comprised of 11,618 shares of Class A Common Stock and 129,308 shares of Class B Common Stock and 31,633 shares of Class B common stock issuable pursuant to stock options exercisable within 60 days of the date hereof), and shared dispositive power with respect to 993,227 shares of common stock (comprised of 992,520 shares of Class A Common Stock and 707 shares of Class B Common Stock).

(2)

The Survivor’s Trust may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 2,757,279 shares of common stock (comprised of 879,281 shares of Class A Common Stock and 1,877,998 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 2,757,279 shares of common stock (comprised of 879,281 shares of Class A Common Stock and 1,877,998 shares of Class B Common Stock).

(3)

Mrs. Rose may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 2,852,941 shares of common stock (comprised of 887,167 shares of Class A Common Stock and 1,965,774 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 2,852,941 shares of common stock (comprised of 887,167 shares of Class A Common Stock and 1,965,774 shares of Class B Common Stock).

(4)

The Rose IRA may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 95,662 shares of common stock (comprised of 7,886 shares of Class A Common Stock and 87,776 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 95,662 shares of common stock (comprised 7,886 shares of Class A Common Stock and 87,776 shares of Class B Common Stock).

(5)

The 2001 Trust may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 235 shares of common stock (comprised of 20 shares of Class A Common Stock and 215 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 235 shares of common stock (comprised of 20 shares of Class A Common Stock and 215 shares of Class B Common Stock).

(6)

The 2002 Trust may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 537 shares of common stock (comprised of 45 shares of Class A Common Stock and 492 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared voting power with respect to 537 shares of common stock (comprised of 45 shares of Class A Common Stock and 492 shares of Class B Common Stock).

(7)

Mr. Gale may be deemed to have sole voting power with respect to 26,386 shares of common stock (comprised of 26,386 shares of Class A Common Stock), shared voting power with respect to 2,757,621 shares of common stock (comprised of 879,310 shares of Class A Common Stock and 1,878,311 shares of Class B Common Stock), sole dispositive power with respect to 26,386 shares of common stock (comprised of 26,386 shares of Class A Common Stock), and shared dispositive power with respect to 2,757,621 shares of common stock (comprised of 879,310 shares of Class A Common Stock and 1,878,311 shares of Class B Common Stock).

(8)

The Gale IRA may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 342 shares of common stock (comprised of 29 shares of Class A Common Stock and 313 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 342 shares of common stock (comprised of 29 shares of Class A Common Stock and 313 shares of Class B Common Stock).

(9)

Montrose LP may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 180,909 shares of common stock (comprised of 180,909 shares of Class A Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 180,909 shares of common stock (comprised of 180,909 shares of Class A Common Stock).

(10)

Montrose GP may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 180,909 shares of common stock (comprised of 180,909 shares of Class A Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 180,909 shares of common stock (comprised of 180,909 shares of Class A Common Stock).

(c) On November 8, 2019, Mr. Gale converted 15,869 shares of Class B Common Stock into 15,869 shares of Class A Common Stock. On November 18, 2019, Mr. Gale sold 400 shares of Class A Common Stock in open market transactions for $205.00 per share and 600 shares of Class A Common Stock in open market transactions for $200.0148 per share. On November 19, 2019, Mr. Gale sold 2,000 shares of Class A Common Stock in open market transactions for $210.00 per share.

(d) The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock held of record and/or beneficially owned by Montrose LP, and Montrose GP is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

In connection with the underwriting agreement described above, Mr. Rose and the Survivor’s Trust each entered into a lock up agreement with the underwriters in the forms attached as Exhibits 7.4 and 7.5, each of which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Prior Schedule 13D is hereby amended and restated in its entirety.

Exhibit No.	Description

7.1	Seventh Amended and Restated Registration Rights Agreement by and among the Issuer and certain of its stockholders, dated as of November 10, 2010 (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement on Form S-1, File No. 333-208843).

7.2	Power of Attorney for Evelyn P. Rose, dated May 17, 2016 (incorporated by reference to Exhibit 24.1 of the Reporting Persons’ Schedule 13D filed June 6, 2016, File No. 005-89517).

Exhibit No.	Description

7.3	Power of Attorney for William E. Rose, dated May 17, 2016 (incorporated by reference to Exhibit 24.2 of the Reporting Persons’ Schedule 13D filed June 6, 2016, File No. 005-89517).

7.4*	Lock Up Agreement, between William E. Rose and Citigroup Global Markets Inc., Jefferies LLC and SVB Leerink LLC, dated November 7, 2019.

7.5*	Lock Up Agreement, between Evelyn Potter Rose Survivor’s Trust and Citigroup Global Markets Inc., Jefferies LLC and SVB Leerink LLC, dated November 7, 2019.

99.1	Amended and Restated Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Reporting Persons’ Schedule 13D/A filed November 14, 2018, File No. 005-89517).

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2019	/s/ William E. Rose
William E. Rose

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2019	/s/ Charles E. Gale, Attorney-in-Fact
Evelyn P. Rose

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2019	EVELYN P. ROSE FIDELITY SEP IRA

/s/ Charles E. Gale
Charles E. Gale
Attorney-In-Fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2019	EVELYN POTTER ROSE SURVIVOR’S TRUST

/s/ Charles E. Gale
Charles E. Gale
Co-Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2019	CHARLES HENRY ROSE 2001 TRUST

/s/ William E. Rose
William E. Rose
Co-Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2019	JOHN WILLIAM ROSE 2002 TRUST

/s/ William E. Rose
William E. Rose
Co-Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2019	/s/ Charles E. Gale
Charles E. Gale

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2019	CHARLES E. GALE FIDELITY ROLLOVER IRA

/s/ Charles E. Gale
Charles E. Gale

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2019	MONTROSE INVESTMENTS I, L.P.

	By:	MONTROSE INVESTMENTS GP, LLC

/s/ William E. Rose
William E. Rose
Sole Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2019	MONTROSE INVESTMENTS GP, LLC

/s/ William E. Rose
William E. Rose
Sole Member